UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 26, 2008**

DIGICORP, INC.
(Exact name of registrant as specified in its charter)

Commission file number: **000-33067**

Delaware	**87-0398271**
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)
4143 Glencoe Ave	
Marina Del Rey, CA	**90292**
(Address of Principal Executive Offices)	(Zip Code)

(310) 728-1450
(Issuer's Telephone Number, Including Area Code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   Unregistered Sales of Equity Securities.

On March 26, 2008, Digicorp, Inc. (the "Company") sold 10,000,000 shares of its common stock at $0.03 per share to Dennis Pelino, an unaffiliated accredited investor, for gross proceeds of $300,000 in a private placement offering.

Dennis Pelino is a founder of Xinhua Financial Network (a listed company on the Tokyo Stock Exchange trading under the symbol "XFL") and has served as a director of XFL since September 2001. Mr. Pelino has been instrumental in assisting the strategic evolution of XFL's group of companies and is a founder of Xinhua Finance Media (Nasdaq: XFML), a leading diversified financial and entertainment media company in China. Mr. Pelino has 25 years of international business experience with a strong concentration in Asia. In early 2006, Mr. Pelino founded New China Media LLC, a content developer for China based media companies.

These securities were sold directly by the Company, without engaging in any advertising or general solicitation of any kind and without payment of underwriting discounts or commissions to any person. The securities were issued in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and/or Rule 506 thereunder.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

Digicorp, Inc.

Date: March 31, 2008

By: /s/ Jay Rifkin
Name: Jay Rifkin
Title: Chief Executive
         Officer